Securities & Exchange Commission                              September 15, 2005
450 Fifth Street NW
Washington, D.C. 20549

Mail Stop 4561
Attention:  Jorge Bonilla

         Re:  Amen Properties, Inc.
              File No. 000-22847

Dear Mr. Bonilla:

     This letter is in response to your letter dated August 31, 2005 relating to our Form 10-KSB for the year ended December 31, 2004 and our Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 (the "Filings"). The numbers next to the responses below correspond to the numbers of the comments set forth in your August 31 letter.

     1. We will amend Item 8a of the Filings to clarify the discussion of the effectiveness of the internal disclosure controls and procedures.

     2. We will amend Item 8a of the Filings to clarify the disclosure regarding any changes in the internal disclosure controls and procedures that occurred during the quarter to which the Filing relates.

     3. In addressing the application SFAS 144, we had initially focused on the definition of an "operating segment" as defined in SFAS 131, particularly as it pertains to the regular review of operating results by our chief operating decision maker in connection with the allocation of resources to the operating segment and assessment of its performance. The chief operating decision maker regularly reviews the results of the operating segment known as "real estate operations", taken as a whole, and based upon this information we concluded that the operating results of the Lubbock office building should be included in continuing operations for the periods covered by the Filings. Upon further review of the application of SFAS 144 and its application to the presentation of information regarding the Lubbock office building in discontinued operations, we determined that additional information could be provided to our shareholders in this regard. Therefore, we will be amending the financial statements contained in the Filings to incorporate a reclassification of the Lubbock office building operations and discontinued operations rather than continuing operations, in accordance with SFAS 144 based upon your comment. Additionally, we will be amending Part 1, Item 2 - "Management's Discussion and Analysis" of the Filings in this regard. We have concluded that the financial statements as currently filed can be relied upon based on 1) our interpretation of an "operating segment" as defined in SFAS 131 and 2) that our Form 10-KSB for the year ended December 31, 2004 references our form 8-K filed on January 4, 2005, as amended on March 14, 2005, showing pro forma financial statements for the sale of the Lubbock Building.

     In providing these responses to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; the staff comments or changes to disclosure or response to staff comments do not foreclose the commission from taking any action with respect to the Filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Securities & Exchange Commission
September 15, 2005
Page 2

     If you have any questions or would like to discuss  these matters  further,
please  do  not  hesitate  to  contact  the  undersigned  at  telephone   number
432-684-3821 or by fax at 432-620-8822.

                                            AMEN PROPERTIES, INC.


                                            /s/ John M. Jams
                                            ----------------
                                            By:   John M. James
                                                  Chief Financial Officer

cc:   Robert Telewicz, SEC Staff Accountant

      Dan LeRoy
      Cotton, Bledsoe, Tighe & Dawson